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                                                                  EXHIBIT (a)(7)
Dan Coulter -- Lucent Technologies
908-582-7635 (office)
908-582-0297 (home)

Greg Klaben -- Octel Communications Corporation
408-324-6571 (office)
408-255-2126 (home)

     LUCENT TECHNOLOGIES EXTENDS TENDER OFFER FOR OCTEL STOCK TO SEPTEMBER 19

FOR RELEASE: Thursday, September 11, 1997

     MURRAY HILL, NJ -- Lucent Technologies and Octel Communications Corporation today announced that Lucent's tender offer for all outstanding shares of Octel's common stock has been extended until 5:00 p.m. Eastern time, Friday, September 19, 1997. According to the two companies, the offer is being extended because they are still in the process of responding to a second request for information from the Antitrust Division of the U.S. Department of Justice.

     The companies expressed continued confidence that Lucent's acquisition of Octel will be completed and said that the tender offer would be extended again, if appropriate.

     Lucent's tender offer was scheduled to expire at 5:00 p.m. Eastern time, Friday, September 12, 1997. The depositary for the offer, The Bank of New York, has advised Lucent that 29,491,719 shares have been tendered as of the close of business on Wednesday, September 10, 1997.